SECURITIES AND EXCHANGE COMMISSION
                              WASHINGTON, DC 20549

                                 ---------------


                                  SCHEDULE 13G

                    UNDER THE SECURITIES EXCHANGE ACT OF 1934
                              (Amendment No. ____)*


                     Information Management Associates, Inc.
                                (Name of Issuer)


                                  Common Stock
                         (Title of Class of Securities)


                                    456923101
                                 (CUSIP Number)



     *The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a cover page.

     The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).






                                  (Page 1 of 5)

CUSIP No.  456923 10 1                   13G                  Page 2 of 5 Pages
-------------------------------------------------------------------------------


     1       NAME OF REPORTING PERSONS
             SS or IRS IDENTIFICATION NUMBER OF ABOVE PERSONS

             Gary R. Martino
     2       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP         (a)  |_|
                                                                      (b)  |_|
             Not Applicable
     3       SEC USE ONLY


     4       CITIZENSHIP OR PLACE OF ORGANIZATION
             United State of America
                                        5       SOLE VOTING POWER
            NUMBER OF                           641,195
              SHARES
           BENEFICIALLY
             OWNED BY
               EACH
            REPORTING
           PERSON WITH
                       6           SHARED VOTING POWER
                                   0
                       7           SOLE DISPOSITIVE POWER
                                   641,195
                       8           SHARED DISPOSITIVE POWER
                                   0
     9       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

             641,195
    10       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW 9 EXCLUDES
             CERTAIN SHARES                                               |_|


    11       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9

             6.5%
    12       TYPE OF REPORTING PERSON
             IN

Item 1(a).     Name of Issuer:

     The name of the Issuer is Information Management Associates, Inc. (the "Issuer").

Item 1(b).     Address of Issuer's Principal Executive Offices:

     The principal executive offices of the Issuer are located at One Corporate Drive, Suite 414, Shelton, CT 06484.

Item 2(a).     Name of Person Filing:

     This statement is being filed by Gary R. Martino.

Item 2(b).     Address of Principal Business Office or, if None, Residence:

     The address of the principal business office of the Reporting Person is One Corporate Drive, Suite 414, Shelton, CT 06484.

Item 2(c).     Citizenship:

     United States of America.

Item 2(d).     Title of Class of Securities:

     This Schedule 13G statement relates to Common Stock.

Item 2(e).     CUSIP Number:

     456923 10 1

Item 3.        Filing pursuant to Rules 13d-1(b) or 13d-2(b):

     This Schedule 13G statement is not being filed pursuant to Rule 13d-1(b) or Rule 13d-2(b).


Item 4.        Ownership.

     The Issuer completed its initial public offering on July 30, 1997, in which the Reporting Person sold 66,000 shares of common stock. The Reporting Person beneficially owns 641,195 shares and has sole voting and dispositive power with respect to such shares. The Reporting Person is the Chairman of the Board, Chief Financial Officer, Treasurer, Assistant Secretary and a Director of the Issuer.

Item 5.        Ownership of Five Percent or Less of a Class.

     This filing on Schedule 13G is not for the purpose of reporting the fact that as of the date hereof the Reporting Person has ceased to be the beneficial owner of more than five percent of the class of securities.

Item 6.        Ownership of More than Five Percent on Behalf of Another Person.

     No person other than the Reporting Person has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, Common Stock owned by the Reporting Person.

Item 7.        Identification   and   Classification  of  the  Subsidiary  Which
               Acquired the Security Being Reported on by the Parent Holding Company.

     This statement has not been filed by a parent holding company.

Item 8.        Identification and Classification of Members of the Group.

     This Statement is not being filed by a group pursuant to Rule 13d-1(b)(ii)(H). The Reporting Person hereby files this Schedule 13G pursuant to Rule 13d-1(c). The Reporting Person acquired beneficial ownership of the shares reported as beneficially owned by them herein before any shares of Common Stock were registered pursuant to Section 12 of the Act.

Item 9.        Notice of Dissolution of Group.

     Not applicable.

Item 10.       Certification.

     This filing on Schedule 13G is not being made pursuant to Rule 13d-1(b).

                                    SIGNATURE

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated:  February ____, 1998


--------------------------------------
Gary R. Martino